UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                       SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                    (Amendment No. 1)*


                         HarCor Energy, Inc.
                          (Name of Issuer)


                     Common Stock, $.10 Par Value
                   (Title of Class of Securities)


                             411628209
                           (CUSIP Number)

                         Daniel N. Sang, Esq.
                          Paulson & Co. Inc.
                     277 Park Avenue, 26th Floor
               New York, New York  10172, Tel:  (212) 350-5151
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)


                          May 1, 1997
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on the Following Pages)
                         Page 1 of 7 Pages


                            SCHEDULE 13D

CUSIP No. 411628209                            Page   2   of    7   Pages




 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON

           PAULSON INTERNATIONAL LTD.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                     X
                                                                    (b)


 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
             OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Cayman Islands

NUMBER  7  SOLE VOTING POWER
 OF
              0
SHARES

       8  SHARED VOTING POWER

          1,013,400

      9  SOLE DISPOSITIVE POWER

             0

 10  SHARED DISPOSITIVE POWER

        1,013,400

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

          1,013,400

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    6.68%

 14  TYPE OF REPORTING PERSON*

              CO


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No. 411628209                           Page   3   of    7   Pages




 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PAULSON PARTNERS L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                     X
                                                                    (b)

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
             OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware

NUMBER  7  SOLE VOTING POWER
 OF
               0
SHARES

       8  SHARED VOTING POWER

             387,100

       9  SOLE DISPOSITIVE POWER

                 0

      10  SHARED DISPOSITIVE POWER

             387,100

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

            387,100

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          2.55%

 14       TYPE OF REPORTING PERSON*

                PN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No. 411628209                           Page   4   of    7    Pages




 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON

                     PAULSON & CO. INC.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                     X
                                                                    (b)

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
             OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
NUMBER  7  SOLE VOTING POWER
 OF
                0
SHARES
        8  SHARED VOTING POWER

            1,486,300

       9  SOLE DISPOSITIVE POWER

                  0

     10  SHARED DISPOSITIVE POWER

            1,486,300

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

            1,486,300

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.80%

 14       TYPE OF REPORTING PERSON*

                CO


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                               SCHEDULE 13D


This Amendment No.1 amends and supplements the following Items of the reporting persons' Statement on Schedule 13D ("The Schedule") with regard to the Common Stock of Harcor Energy, Inc. This Amendment No.1 is being filed to report a net increase from 8.44% to 9.80% in the beneficial ownership of the Common Stock of the Issuer since the filing of the Schedule and not previously reported.


ITEM 3.   Source and Amount of Funds or Other Consideration

           Shares of Common Stock beneficially owned were acquired by PIL for aggregate consideration of $2,201,044 using funds in margin accounts maintained with Bear Stearns Securities Corp.
Shares of Common Stock beneficially owned were sold by PPLP for an aggregate consideration of $679,987. Additional shares of Common Stock beneficially owned by PCI were sold for aggregate consideration of $178,962.


ITEM 5.   Interest in Securities of the Issuer

           (a) PIL, PPLP and PCI own the following shares of Common Stock as of May 1, 1997:

        Holder                     # of shares       Percent of the class of
                                                     Common Stock

        Paulson International Ltd.    1,013,400         6.68%
        Paulson Partners L.P.           387,000         2.55%
        Paulson & Co. Inc.            1,486,300*        9.80%

* Includes 85,500 shares of Common Stock held by private discretionary accounts as to which PCI has investment discretion.
Also includes shares owned by each of PPLP and PIL as to which PCI has investment discretion. PCI expressly disclaims equitable ownership of pecuniary interest in such shares owned by each of PPLP and PIL.

         (b) Each of PPLP and PIL has the shared power with PCI to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by PPLP and PIL, respectively. Information regarding each of PPLP, PIL and PCI for the purposes of subpragraph (b) of this Item 5 is set forth in Item
2 of the Schedule and expressly incorporated by refernce herein. PCI has the power to vote or direct the vote of, and to dispose or direct the disposition of the Common Stock beneficially owned by it.

          (c) The following transactions were effected by PPLP, PIL and PCI:

Paulson Partners L.P.     Paulson International  Ltd.    Paulson & Co. Inc.*

         Shares                     Shares                     Shares
 Date    Bought  Average      Date  Bought  Average      Date  Bought Average
         (Sold)                     (Sold)                     (Sold)

4/3/97     6,800   $6.06      4/3/97   16,600 $6.06     4/3/97   1,600  $6.06
4/3/97    13,700   $6.00      4/3/97   33,300 $6.00     4/3/97   3,000  $6.00
4/25/97    2,700   $5.88      4/24/97  10,000 $5.75     4/25/97    600  $5.88
4/28/97    5,400   $5.88      4/25/97   6,700 $5.88     4/28/97  1,400  $5.88
5/1/97 (148,000)   $5.75      4/28/97  13,200 $5.88     5/1/97 (38,000) $5.75
                              4/30/97  11,600 $5.88
                              5/1/97  100,000 $5.88
                              5/1/97  186,000 $5.75

       *Discretionary Accounts Only

  All reported transactions were effected on NASDAQ in New York.


          (d) No person other than PPLP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by PPLP.

            No person other than PCI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by PCI.

           No person other than PIL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by PIL.

          (e)  Not applicable.




                             SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete, and correct.


Dated:    May 1, 1997

PAULSON PARTNERS L.P.

By:  Paulson & Co. Inc.
       General Partner

       By: John A. Paulson
           President








PAULSON INTERNATIONAL LTD.

By:  Paulson & Co. Inc., as
       Investment Manager

          By: John A. Paulson
              President

PAULSON & CO. INC.

By: John A. Paulson
    President